Exhibit 99.1

Form 603

Corporations Act 2001 Section

671B

Notice of initial substantial holder

To Company Name/Scheme	Alterity Therapeutics ltd
ACN/ARSN/ABN	37 080 699 065

1. Details of substantial holder (1)

Name	JPMorgan Chase & Co. and its affiliates
ACN/ARSN (if applicable)	NA

The holder became a substantial holder on       03/February/2025

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person’s votes (5)	Voting power (6)
Ordinary	272,198,215	272,198,215	5.11%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
J.P. MORGAN SECURITIES LLC	Rehypothecation of client securities under a Prime Brokerage Agreement	66,138,000 (Ordinary)
J.P. MORGAN SECURITIES LLC	Holder of securities subject to an obligation to return under a securities lending agreement	15,480,000 (Ordinary)
J.P. MORGAN SECURITIES AUSTRALIA LIMITED	Purchase and sales of securities in its capacity as Principal/Proprietary	190,580,215 (Ordinary)

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
J.P. MORGAN SECURITIES LLC	Citi Australia	Various Clients and Custodians	66,138,000 (Ordinary)
J.P. MORGAN SECURITIES LLC	Citi Australia	Citi Australia	15,480,000 (Ordinary)
J.P. MORGAN SECURITIES AUSTRALIA LIMITED	Ecapital Nominees Pty Ltd	J.P. MORGAN SECURITIES AUSTRALIA LIMITED	190,580,215 (Ordinary)

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
See Appendix		Cash	Non-cash

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
J.P. MORGAN SECURITIES AUSTRALIA LIMITED	Subsidiary of JPMorgan Chase & Co.
J.P. MORGAN SECURITIES LLC	Subsidiary of JPMorgan Chase & Co.

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
JPMorgan Chase & Co.	383 Madison Avenue, New York, New York, NY, 10179, United States
J.P. MORGAN SECURITIES AUSTRALIA LIMITED	LEVEL 18, 83-85 CASTLEREAGH STREET, SYDNEY, NSW 2000, Australia
J.P. MORGAN SECURITIES LLC	383 Madison Ave., New York, New York, NY, 10179, United States

Signature

Print name	S. Seshagiri Rao	Capacity	Compliance Officer
Sign here	/s/ S. Seshagiri Rao	Date	05/February/2025

DIRECTIONS

(1)	If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2)	See the definition of “associate” in section 9 of the Corporations Act 2001.

(3)	See the definition of “relevant interest” in sections 608 and 671B(7) of the Corporations Act 2001.

(4)	The voting shares of a company constitute one class unless divided into separate classes.

(5)	The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6)	The person’s votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7)	Include details of:

(a)	any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b)	any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of “relevant agreement” in section 9 of the Corporations Act 2001.

(8)	If the substantial holder is unable to determine the identity of the person ( eg. if the relevant interest arises because of an option) write “unknown”.

(9)	Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX.

Date:	05-Feb-2025
Company’s name:	ALTERITY THERAPEUTICS LTD
ISIN:	AU0000043945
Date of change of relevant interests:	03-Feb-2025
Schedule
Type of agreement	Institutional Account Agreement
Parties to agreement

JP Morgan Securities LLC for itself and as agent and trustee for the other J.P. Morgan Entities and APEX CLEARING CORPORATION, NATIONAL FINANCIAL SERVICES LLC and TRADESTATION SECURITIES INC (herein referred to as “JPMS”).

“J.P. Morgan Entities” means, as the context may require or permit, any and all of JPMSL, JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC., J.P. Morgan Markets Limited, J.P. Morgan Securities Australia Limited, J.P. Morgan Securities (Asia Pacific) Limited, J.P. Morgan Securities Japan Co., Ltd and J.P. Morgan Prime Nominees Limited and any additional entity notified to the Company from time to time.

Transfer date	Settlement Date 30-Jan-2025 03-Feb-2025
Holder of voting rights	JPMS is the holder of the voting rights from the time at which it exercises its right to borrow. Notwithstanding this, please note that the Company has the right to recall equivalent securities if it wishes to exercise its voting rights in respect of the securities.
Are there any restriction on voting rights	Yes
If yes, detail	JPMS will not be able to exercise voting rights in circumstances where the Company has recalled equivalent securities from JPMS before the voting rights have been exercised. In these circumstances, JPMS must return the securities to the Company and the Company holds the voting rights.
Scheduled return date (if any)	N/A. There is no term to the loan of securities.
Does the borrower have the right to return early?	Yes.
If yes, detail	JPMS has the right to return all and any securities or equivalent securities early at any time.
Does the lender have the right to recall early?	Yes.
If yes, detail	The Company has the right to recall all or any equivalent securities on demand.
Will the securities be returned on settlement?	Yes. Settlement of the loan will occur when JPMS returns equivalent securities to the Company. There is no term to the loan of securities.
If yes, detail any exceptions
Statement	If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.